UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2014

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: January 15, 2014

	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

VimpelCom extends strategic partnership with Opera

Amsterdam (January 15, 2014) - VimpelCom Ltd. (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP), a leading global provider of telecommunications services, and Opera Software today announced the extension of their partnership which will enable VimpelCom to deliver the best mobile internet customer experience to all its customers and to any device.

The extended strategic partnership will offer VimpelCom a complete mobile internet engagement and monetization framework compatible with any mobile device, from feature phones to smartphones, which will enable VimpelCom to address any mobile internet customer needs, such as convenient 1-click purchases of mobile data and digital goods using their mobile account, or improving the mobile video customer experience.

The new framework will make available to VimpelCom operations the entire Opera portfolio of mobile internet products including Opera Web Pass, Skyfire Rocket Optimizer, Horizon and Opera Max that will be introduced in 2014.

With VimpelCom Web Pass, VimpelCom customers will enjoy a convenient and affordable mobile data experience through a simple one-click purchase, similar to how users buy apps today. Furthermore, carrier billing options will enable VimpelCom customers to use their mobile account and purchase apps and other digital goods.

With the introduction of Rocket Optimizer, VimpelCom customers will enjoy the best mobile video experience thanks to a cloud architecture that compresses video traffic before being downloaded over VimpelCom’s networks.

The Opera Max smartphone app will additionally enhance the customer experience by bringing device-wide optimization of text, images and streaming video.

Commenting on the announcement Mikhail Gerchuk, VimpelCom’s Group Chief Commercial and Strategy Officer, said: “Every day, millions of VimpelCom customers worldwide benefit from the fast mobile internet in a convenient and cost-effective way using their VimpelCom Opera Mini browser. By extending our strategic partnership with Opera we will bring an improved mobile Internet experience to all our customers. With VimpelCom Web Pass we are introducing to our customers the most convenient way to find and purchase mobile data bundles and content using their mobile account. We now have a strong toolkit which enables us to deliver the best mobile Internet customer experience while managing the explosion of mobile data traffic in our networks.”

“The boom in data-traffic services can be a headache for any mobile operator, but fortunately there are ways of handling the increased traffic,” says Lars Boilesen, CEO, Opera Software. “We are very pleased to extend our partnership with VimpelCom and, in cooperation with them, offer VimpelCom subscribers easy access to data with an improved mobile internet experience. This translates into more active and satisfied users spending more time online being social and enjoying the content they love.”

Opera and VimpelCom aim to make Opera Web Pass available across VimpelCom’s operator brands in 17 countries. By bringing this service to over 220 million subscribers, Opera Software and VimpelCom are taking another step in extending their cooperation.

This latest agreement is part of VimpelCom’s consistent strategy of providing its customers with the best mobile internet experience, complementing its current partnerships with WhatsApp, Wikimedia, Google Play and Windows Phone stores to allow VimpelCom smartphone customers using their mobile accounts to pay for digital content. Under the previous agreement with Opera Software, VimpelCom provides its customers with a convenient mobile web browser optimized for basic phones.

Disclaimer

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities

Act and Section 21E of the Exchange Act. These statements relate to expected future services and benefits from partnership with Opera Software. These and other forward-looking statements are based on management’s best assessment of the Company’s position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets and/or litigation with third parties. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 753 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “WIND”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of September 30, 2013 VimpelCom had 219 million mobile subscribers on a combined basis. VimpelCom is traded on the NASDAQ Global Select Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

About Opera software

Opera products enable more than 350 million internet consumers worldwide to discover and connect with the content and services that matter most to them, no matter what device, network or location. In turn, we help advertisers reach the audiences that build value for their businesses. Opera also delivers products and services to more than 120 mobile operators around the world, enabling them to provide a faster, more economical and better network experience to their subscribers. From family photos and funny videos to business ideas that change the world economy, the internet has always been about discovery. Whether you are a consumer getting online for the first time, or a multinational corporation trying to reach the right audience, Opera can help you discover more online. Opera Software ASA is listed on the Oslo Stock Exchange under the ticker symbol OPERA. ‘Opera’, ‘Opera Software’, ‘Opera Mini’ and the ‘O’ logo are trademarks of Opera Software ASA. All other trademarks are the property of their respective owners. Learn more about Opera at www.opera.com

Contact information

Media and Public Relations

VimpelCom Ltd.

Bobby Leach/Artem Minaev

pr@vimpelcom.com

Tel: +31 20 79 77 200 (Amsterdam)

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